AMERICAN FIRST FINANCIAL, INC.
INVESTMENT MORTGAGE BANKERS

May 20, 2011

Mr. Michael Clampitt
Senior Attorney
Securities and Exchange Commission
Division of Corporations and Finance
100 F Street N. E.
Washington, DC 20549

Dear Michael,

    This letter is in response to your comment letter dated March 15, 2011 concerning File No. 000-53578.

    We have listed each comment number and then have stated the answer next to it.

Sincerely,

/s/ J.R. Stirling
J.R. Stirling, President

Amendment to Form 10 filed January 14, 2010

General

1.
In future filings, starting with the Form 10-K for the year ended March 31, 2010, we will revise the business and other disclosures to discuss our migration to consulting and the curtailment of mortgage brokering operations.  We have updated the verbiage in the amendment ot Form 10-K for March 31, 2011 and in the amendment for Form 10-Q for December 31, 2010.  We have also included revenue recognition policies for both mortgage brokering and consulting for independent mortgage brokers.  We will also quantify the number and nature of any loans processes by us.  Although, the Company has generally stopped brokering loans as of December 31, 2010, we will maintain records of any loans we do submit and the classification as to whether they are , non-conforming or sub-prime.  This information will be included in the MD&A section of future filings.  We have added the disclosure for the nine months ended December 31, 2010 to the amended Form 10-Q for that period.

12900 Vonn Road Suite B102 Largo, Florida 33774

Phone (727) 595 - 0975
Email: americanfirst09@yahoo.com

AMERICAN FIRST FINANCIAL, INC.
INVESTMENT MORTGAGE BANKERS

Item 13. Audited Financial Statements

Statement of Cash Flows, page 23

2.
The stock issued to L Stirling, an ex-wife of JR Stirling, in May 2007 was in payment for a payable to her for prior services.  The discussion on page 30 erroneously refers to her services instead of the payable for her services.  We have added to the description on the Statement of Stockholders’ Equity to state the 350,000 shares were given for the “Conversion of debt and payables”.  We have added a line on the Statement of Cash Flows, in the Non-cash transaction section to state that “350,000 shares of common stock were issued to settle debt and payables in the amount of $30,000” and changed the discussion of page 30 to state that “We did issue 250,000 shares in exchange for debt and 100,000 shares for payables associated with prior services”.

Note 7, Equity, page 30

3.
As we discussed on the phone, all equity transactions are by definition with related parties; either past, current or future owners of the company’s stock.  The stock transactions in 2008 in question were with note holders and an ex-wife of the president who performed services for the Company.  None of the recipients hold enough stock or have enough control to meet the definition of a “related party” as outlined in ASC 850.10.20 and therefore were not listed in the related party disclosure.

4.
As we discussed on the phone, Global Lending Group, Inc. (Global) is a minor shareholder (<2%) and does not have any control over the Company or the management.  In 2008 and 2009, they were a major customer providing most of the revenue.  After December 31, 2010, the Company migrated from a mortgage brokering firm to a consulting firm and transactions from Global will not provide the majority of revenues.  We have reclassified the payable at March 31, 2008 as payable to a related party, due to the concentration of activity in 2008 and 2009, as you suggested.

Note 9, Related Party Transactions, page 31

5.
We note your suggestion to allocate the $20,000 in officer compensation over the four quarters of the fiscal year.  As this was an annual bonus and not tied to any specific activity we did not allocate the expense to the quarters in the past.  Starting with the quarter ended June 30, 2011, we will allocate the expense over the four quarters of the fiscal year.  We note however, that ASC 850.10.50.1 specifically excludes compensation from the related party disclosures and we will not provide a separate line to present the officer compensation as a related party expense on the face of the statements.

12900 Vonn Road Suite B102 Largo, Florida 33774

Phone (727) 595 - 0975
Email: americanfirst09@yahoo.com

AMERICAN FIRST FINANCIAL, INC.
INVESTMENT MORTGAGE BANKERS

6.
We note your question concerning the disclosure of the $7,500 in stock-based compensation to Mr. Stirling during the fiscal year ended March 31, 2009.  This compensation is part of the $23,950 paid as compensation for services to all individuals as disclosed on the Statement of Cash Flows.  As noted above, compensation arrangements are excluded from the required related party disclosure.  Since, the Company claims to have only two (2) employees and one of them is Mr. Stirling, we understand that a large portion of the payments made by the Company will necessary be made to him.  We have provided you a schedule of the transactions with Mr. Stirling to accumulate and clarify the amounts paid to the president.  We have rearranged the related party footnote to combine all of Mr. Stirling’s payments and provided a total line since the payments are more than 25% of the total expenditures.

	3/31/2009	3/31/2008

Commissions	17,550	35,305
Other cash compensation (applied to reduction of debt)	20,000	20,000
Stock compensation	7,500	25,000
Total officer comp - Item 6	45,050	80,305

Rents	1,200	-
Total expenses paid to president	46,250	80,305

Total expenditures	140,583	316,079
	33%	25%

We have added lines to the related party footnote to describe the shares given to Mr. Stirling for services in 2009 and the rents paid.  The rents paid are also disclosed in the commitments and contingency footnote.

Item 14, Unaudited Financial Statements

Balance sheet, page 34

7.
The holder of the note, Toni Behr, is an ex-director and a minor shareholder and not technically a related party under ASC 850.10.20.  We have added the requested disclosure to the face of the statements to identify the demand payable as due to a related party for consistency with the audited statements as of March 31, 2009.

12900 Vonn Road Suite B102 Largo, Florida 33774

Phone (727) 595 - 0975
Email: americanfirst09@yahoo.com

AMERICAN FIRST FINANCIAL, INC.
INVESTMENT MORTGAGE BANKERS

Statement of operations, page 35

8.
We note your comment requesting we separately disclose the amount of related party compensation.  As noted in our answer to comment 5, above, ASC 850.10.50.1 specifically excludes compensation for the related party disclosure rules.  We have provided you a schedule of the transactions with Mr. Stirling to accumulate and clarify the amounts paid to the president.  We have reordered the related party footnote to combine all of Mr. Stirling’s payments but did not provide a total line since the payments are less than 25% of the total expenditures.

	Nine months ended 12/31/2009	Nine Months ended 12/31/08

Commissions	7,981	11,035
Other cash compensation (applied reduction of debt)	-	-
Stock compensation	-	5,000
Total officer comp - Item 6	7,981	16,035

Rents	900	900
Total expenses paid to president	8,881	16,935

Total expenditures	48,062	69,545
	18%	24%

Exhibits, page 42

9.	Starting with the Form 10-K for March 31, 2011, we will present a list of all exhibits filed in past filings and the date they were filed, as requested.

Form 10-K for the fiscal year ended March 31, 2010

Item 1, Business

10.
We have revised our business disclosure to clarify our operations and discuss the addition of consulting services. We have compiled a summary of the loans presented during the year ended March 31, 2011 and 2010. We will include information from this summary in the Amended Form 10-Q for the nine months ended December 31, 2010 and the Form 10-K for the year ended March 31, 2011 and all future filings.

12900 Vonn Road Suite B102 Largo, Florida 33774

Phone (727) 595 - 0975
Email: americanfirst09@yahoo.com

AMERICAN FIRST FINANCIAL, INC.
INVESTMENT MORTGAGE BANKERS

Item 9a Controls and procedures, page 15.

11.
We have rewritten and revised Item 9 to comply with required disclosures concerning internal controls and procedures.  We have added an explanatory note for the amendment and updated the certifications as required.

12.	We have revised the necessary disclosures about our remediation efforts to prepare timely accurate reports. The statement reads as follows:

The Company is trying to enhance its internal controls over financial reporting, primarily by evaluating and enhancing process and control documentation.  Due to personnel limitations, the Company has hired a number of consultants to help prepare the required filings.  Management discusses with and discloses all matters with the consultants and the Company’s auditors.

Item 11, Executive Compensation, page 16

13.
  We have added the disclosure of the $7,500 in stock based compensation to the executive compensation table.  The $7,500 was identified and added to the Amended Form 10 after this Form 10-K was filed.  We have reviewed all other numbers reported for March 31, 2009 in the Form 10 and made sure the proper amount was also reported in the Form 10-K for the years ended March 31, 2010 and 2009.

Financial Statements, page F-2

General

14.	We have labeled the demand note payable in 2009 as payable to a related party for consistency with prior filings. We believe we have adequately labeled all other related party balances on the balance sheets for each period. Shareholder loans to and from the Company were already clearly labeled. On the Statement of Operations, have labeled the revenues as received from Global and not as received from a related party, because Global Lending Group, Inc. (Global) does not technically qualify as a related party under ASC 850.10.20. Global owns only 2 % of the stock of the Company and has no management control or influence. During the year ended March 31, 2011 the revenues from Global tricked to an end. The concentration of revenues for the years ended March 31, 2010 and 2009 are disclosed in the related party footnote and the MD&A. The only expense items paid to a related party are commissions, officer compensation and rent (the latter two are both included in general & administrative). As discussed previously, compensation is excluded from the related party disclosure required by GAAP and therefore the SEC since the Commission does not provide a separate definition of a related party transaction. The rental amount of $1,200 does not meet the materiality qualification for separately reporting on the face of the statements. Please note, however, that the concentration of commissions paid to the president is disclosed in the related party footnote and rents paid to the major shareholder is disclosed in the commitments and contingencies footnote. Total officer compensation is also reported in Item 11 as required by the SEC rules.

12900 Vonn Road Suite B102 Largo, Florida 33774

Phone (727) 595 - 0975
Email: americanfirst09@yahoo.com

AMERICAN FIRST FINANCIAL, INC.
INVESTMENT MORTGAGE BANKERS

As discussed above, all equity transactions are by definition with related parties.  We believe the amount in question is $7,500 in stock-based compensation to the president.  This amount is included in the $23,950 amount of stock issued for services.  We also believe that, as compensation, this amount is excluded from the requirement to separately report related party transactions on the face of the financial statements.  It is reported for SEC purpose as part of the officer compensation reported in Item 11.

We have added lines to the related party footnote to describe the shares given to Mr. Stirling for services in 2009 and for rent.  The rents paid are also disclosed in the commitments and contingency footnote.

We have rearranged the related party footnote to combine all of Mr. Stirling’s payments and provided a total line since the payments are more than 25% of the total expenditures

	3/31/2010	3/31/2009

Commissions	9,801	17,550
Other cash compensation (applied to reduction of debt)	20,000	20,000
Stock compensation	-	7,500
Total officer comp - Item 6	29,081	80,305

Rents	1,200	1,200
Total expenses paid to president	30,001	84,205

Total expenditures	73,005	121,899
	42%	33%

Statement of Operations, page F-3

15.
We have revised the weighted average shares as reported for March 31, 2009.  This amount was not materially wrong but was originally calculated using 366 days for a leap year.  We have revised our work papers to calculate all future weighted average shares on a 365 day year for consistency.

Statement of Cash Flows, page F-4

16.	We have added the non-cash transaction disclosure to the statement of cash flows as suggested

12900 Vonn Road Suite B102 Largo, Florida 33774

Phone (727) 595 - 0975
Email: americanfirst09@yahoo.com

AMERICAN FIRST FINANCIAL, INC.
INVESTMENT MORTGAGE BANKERS

Note 1, Organization, Business Operations and Summary of Accounting Policies

Organization of Business page F-6

17.	We have revised the various disclosures as necessary to present a more accurate picture of the past and future business of the Company. We have removed the phase “into the foreseeable future”.

a.
Our operations did not migrate to consulting until after December 31, 2010.  All revenue and business operation during the fiscal years ended March 31, 2010 and 2009 were from mortgage brokering.  The business outlined in footnote 1 is the business of the Company during the periods presented, but has been changed to slightly.

b.	We have added a subsequent event footnote to discuss the migration to consulting as follows:
Note 12                                           Subsequent event

Subsequent to March 31, 2010, the Company chose to stop brokering loans for un-affiliated agencies.  This service will be reserved for agencies interested in joining AFF through acquisition or investment.  The Company is offering consulting services to un-affiliated mortgage brokers to help those agencies package and place loans.  Some exceptions to the brokering policy may occur.

c.	We have revised the MD&A to address the shift in business strategy.

Revenue Recognition, page F-7

18.
The going concern disclosure in our comment letter response, filed in February 2011, alludes to surviving the current year ending March 31, 2011.  There should have been no going concern qualification for the year ended March 31, 2009 or the nine months ended December 31, 2009 because the Company had already demonstrated the ability to survive well past the required 12 months periods.  See the subsequent event disclosure above.

a.
During the years ended March 31, 2010 and 2009 the Company did not seek out or receive any consulting fees.  We believe that adding a revenue recognition policy for consulting during this period would be confusing to investors.  The financial statements in the Form 10-K for the year ended March 31, 2010 and 2009 should address and disclose the activities of the Company during those years.  Other sections of the Form 10-K are more appropriate for disclosing forward looking information.

b.	Same as above.

c.
No consulting fees were received before December 31, 2010; therefore we cannot break out the consulting from brokerage fees at March 31, 2010 or 2009.  We will provide disclosure for the relative amounts of revenues in all subsequent reports as necessary.

12900 Vonn Road Suite B102 Largo, Florida 33774

Phone (727) 595 - 0975
Email: americanfirst09@yahoo.com

AMERICAN FIRST FINANCIAL, INC.
INVESTMENT MORTGAGE BANKERS

Real Estate Owned, page F-7

19.
We have revised the accounting policy disclosure on holding real estate to address the fact the real estate was sold during the fiscal year ended March 31, 2010.  We believe that Note 4, clearly details all required disclosures on the sale of this property.

Note 7, Equity, page F-14

20.	.We have revised the disclosure on the preferred stock to match that which you have approved in the Form 10.

Note 9, Related Party transactions, page F-15

21.
We believe that a payable and receivable from the same related individual without formal documentation should be netted together on the face of the balance sheet as a matter of policy.  Otherwise the assets and liabilities of the Company would be artificially inflated.  In this case, there is no documentation stating separate interest rates or rights of the debtor and creditor.  We noted in the Form 10 and in footnote in Form 10-K, that the $50,000 debt was cancelled against the receivable as of March 31, 2009.  This note should not and will not reappear on the balance sheet the Company anymore.  The fact that there was no documentation is clearly stated in the footnote.  We have attached a schedule of the shareholder loans to this response letter to clarify how the loans were recorded.

22.
On the Statement of Operations, we have labeled the revenues as received Global and not as received form a related party, because Global Lending Group, Inc. (Global) does not technically qualify as a related party under ASC 850.10.20.  Global owns only 2 % of the stock of the Company and has no management control or influence.  During the year ended March 31, 2011 the revenues from Global tricked to an end.  The concentration of revenues for the years ended March 31, 2010 and 2009 are disclosed in the related party footnote and the MD&A.

23.
As discussed previously, compensation is excluded from the related party disclosure required by GAAP and therefore the SEC since the Commission does not provide a separate definition of a related party transaction.

a.
The rental amount of $1,200 does not meet the materiality qualification for separately reporting on the face of the statements.  Please note, however, that the concentration of commissions paid to the president is disclosed in the related party footnote and rents paid to the major shareholder is disclosed in the commitments and contingencies footnote.

12900 Vonn Road Suite B102 Largo, Florida 33774

Phone (727) 595 - 0975
Email: americanfirst09@yahoo.com

AMERICAN FIRST FINANCIAL, INC.
INVESTMENT MORTGAGE BANKERS

b.
We do not believe there is a GAAP requirement to detail the amount of commissions paid to an outside broker.  There is a requirement to provide some information on transactions with related parties, except for compensation arrangements but these amounts were reported in Note 9. See below.

c.
As discussed previously, compensation is excluded from the related party disclosure required by GAAP and therefore the SEC since the Commission does not provide a separate definition of a related party transaction.  Please note, however, that the concentration of commissions paid to the president is disclosed in the related party footnote, Note 9.

24.	We have revised the disclosure on Global Funding Group, Inc., in the related party footnote, to match that presented in Form 10, Amendment 5.

Form 10-Q for the fiscal period ended December 31, 2010

25.	We have revised the various disclosures as necessary to present a more accurate picture of the past and future business of the Company.

a.
Our operations did not migrate to consulting until after December 31, 2010.  All revenue and business operation during the fiscal year ended March 31, 2010 were from mortgage brokering.  We have added a paragraph to the business description to discuss the trend to consulting, although no consulting income will be recorded in the period.  We have also added an accounting policy for consulting.

b.	We have added a subsequent event footnote to discuss the consulting.

c.	We have revised the MD&A to address the shift in business strategy. Also, we have disclosed the number of loans submitted during the nine months ended December 31, 2010.

Balance Sheet, page 3

26.
We have revised the financial statements to incorporate changes made in the Form 10 after the 10-Q was filed.  We have reviewed all the numbers presented for March 31, 2010 to be sure they match those presented in Amendment 4 of Form 10, filed February 23, 2011 the new Amendment 5 which is being filed with this comment letter.  We also note that we are not making any changes to the numbers presented in Amendment 5 from those presented in Amendment 4.

12900 Vonn Road Suite B102 Largo, Florida 33774

Phone (727) 595 - 0975
Email: americanfirst09@yahoo.com

AMERICAN FIRST FINANCIAL, INC.
INVESTMENT MORTGAGE BANKERS

Statement of Operations, page 4

27.
The amount of general and administrative expense reported in the Form 10-Q for December 31, 2010 for the three months ended December 31, 2009 is the correct amount.  The Amended Form 10-Q as filed for December 31, 2009 includes all $900 of rent expense for the period in the three and nine month columns.  Rent expense is calculated as the $100 per month reimbursement for expenses paid or accrued to Mr. Stirling.  The general & administrative expense and total expenses reported in the Amended Form 10-Q for December 31, 2009 for the three months ended December 31, 2009 should have been $2,731 and $(1,837), respectively.  We believe that $600 difference in the three month column does not warrant a restatement for the quarter ended December 31, 2009.  We have revised the weighted average shares reported for the nine months ended December 31, 2009 as requested.

Note 9, Commitments and Contingencies, page 9

28.	This lawsuit was settled in June 2010 for $500. We have revised the disclosure to state that fact and that the payment is listed in miscellaneous expenses. No other legal actions are pending.

Management’s Discussion and Analysis

Liquidity and Capital Resources, page 13

29.
Accounting and legal fees associated with the initial registration statement are paid to professionals working for AFF to prepare and audit the documents for filing.  SEC filing fees are paid to the federal government to be able to file documents for your perusal.  The professional fees have decreased since the initial push to register this company.  Normal quarterly professional costs should be manageable. The SEC filing fees in the 3rd quarter ended December 31, 2010 did increase and contribute to the higher operating expenses in the three months ended December 31, 2010 compared to the three months ended December 31, 2009.  SEC filing fees accounted for 32% of the expenses in the quarter.  We have revised the verbiage in the MD&A liquidity section to try to clarify the disclosure

Item 4, Controls and Procedures, page 14

30.	.We have revised our disclosure to match that which discussed and provided for the Form 10-K for March 31, 2010.

12900 Vonn Road Suite B102 Largo, Florida 33774

Phone (727) 595 - 0975
Email: americanfirst09@yahoo.com